FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from:              to

Commission file number: 1-13754

THE HANOVER INSURANCE GROUP RETIREMENT

SAVINGS PLAN

(Full title of the plan)

THE HANOVER INSURANCE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3263626
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

440 Lincoln Street, Worcester, Massachusetts 01653

(Address of principal executive offices)

(Zip Code)

(508) 855-1000

(Registrant’s telephone number, including area code)

The Hanover Insurance Group

Retirement Savings Plan

Financial Statements

and Supplemental Information

December 31, 2010 and 2009

The Hanover Insurance Group Retirement Savings Plan

December 31, 2010 and 2009

*	Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator of The Hanover Insurance Group Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The Hanover Insurance Group Retirement Savings Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen LLP
Boston, Massachusetts
June 27, 2011

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator of The Hanover Insurance Group Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The Hanover Insurance Group Retirement Savings Plan (the “Plan”) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Caturano and Company P.C.
Boston, Massachusetts
June 25, 2010

The Hanover Insurance Group Retirement Savings Plan

Statements of Net Assets Available for Benefits

At December 31,

	2010		2009
Assets

Investments, at fair value:

Registered Investment Companies:

PIMCO Total Return Fund – Institutional Class	$56,541,684	*	$50,457,959	*
MFS Value Fund – Class R4	42,775,665	*	40,367,119	*
Spartan 500 Index Fund – Investor Class	39,833,526	*	34,436,141	*
Fidelity Retirement Money Market Portfolio	36,466,824	*	39,220,845	*
Artisan Mid-Cap Fund – Investor Class	33,242,740	*	23,595,938	*
Fidelity Freedom Index 2020 Fund – Class K	25,527,975	*	—
Fidelity Low-Priced Stock Fund – Class K	25,042,783	*	19,915,076
American Funds Growth Fund of America – Class R5	24,993,339	*	21,671,524	*
Fidelity Diversified International Fund – Class K	21,978,303		19,724,972
Fidelity Freedom Index 2030 Fund – Class K	18,291,751		—
Fidelity Small-Cap Stock Fund	17,162,102		12,794,883
Fidelity Freedom Index 2040 Fund – Class K	10,970,529		—
Fidelity Freedom Index 2010 Fund – Class K	8,162,637		—
Vanguard Total Bond Market Index Fund – Signal	6,107,156		4,248,512
Vanguard Mid-Cap Index Fund – Signal	4,664,882		2,637,734
Spartan International Index Fund – Investor Class	3,852,838		2,915,257
Fidelity Freedom Index 2050 Fund – Class K	3,445,321		—
Vanguard Small-Cap Index Fund – Signal	3,042,790		1,413,983
Fidelity Freedom Index Income Fund – Class K	2,465,679		—
Fidelity US Treasury Money Market Fund	1,586,289		921,970
Fidelity Freedom Index 2000 Fund – Class K	1,211,725		—
Fidelity Freedom Index 2015 Fund – Class K	1,080,407		—
Fidelity Freedom Index 2025 Fund – Class K	1,001,098		—
Fidelity Freedom Index 2035 Fund – Class K	610,432		—
Fidelity Freedom Index 2045 Fund – Class K	422,648		—
Fidelity Freedom Index 2005 Fund – Class K	69,307		—
Fidelity Freedom 2020 Fund	—		19,672,576
Fidelity Freedom 2030 Fund	—		11,990,782
Fidelity Freedom 2040 Fund	—		7,735,674
Fidelity Freedom 2010 Fund	—		7,501,704
Fidelity Freedom Income Fund	—		1,719,461
Fidelity Freedom 2050 Fund	—		1,446,681
Fidelity Freedom 2000 Fund	—		1,121,268

	390,550,430		325,510,059
Common Collective Trust:
Fidelity Managed Income Portfolio II - Class 2	72,726,201	*	74,573,162	*

The Hanover Insurance Group Company Stock Fund:
The Hanover Insurance Group, Inc. Common Stock	15,706,812		19,033,723
Cash and cash equivalents	654,610		673,337

	16,361,422		19,707,060

Total investments at fair value	479,638,053		419,790,281

The Hanover Insurance Group Retirement Savings Plan

Statements of Net Assets Available for Benefits - continued

At December 31,

	2010	2009
Receivables:
Notes receivable from participants	11,185,541	9,255,148
Employer contribution receivable	700,000	801,530

Total receivables	11,885,541	10,056,678

Net assets available for benefits at fair value	491,523,594	429,846,959

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(718,122)	936,944

Net assets available for benefits	$490,805,472	$430,783,903

*	Amount represents 5% percent or more of net assets available for benefits at December 31, 2010, and 2009, respectively.

The accompanying notes are an integral part of these financial statements.

The Hanover Insurance Group Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,

	2010	2009
Additions to net assets attributed to:
Net investment gains:
Net appreciation of:
Registered Investment Companies	$36,237,828	$57,039,720
The Hanover Insurance Group Company Stock Fund	840,286	921,391
Interest and dividend income	9,736,322	9,025,403

Net investment gains	46,814,436	66,986,514

Interest income from notes receivable from participants	532,624	568,027

Contributions:
Employer contributions	18,448,977	15,057,988
Employee contributions	32,130,502	27,085,608

Total contributions	50,579,479	42,143,596

Net additions	97,926,539	109,698,137

Deductions from net assets attributed to:

Benefits paid to participants	(37,904,970)	(33,038,208)

Net increase	60,021,569	76,659,929

Net assets available for benefits, beginning of year	430,783,903	354,123,974

Net assets available for benefits, end of year	$490,805,472	$430,783,903

The accompanying notes are an integral part of these financial statements.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 1 - Description of plan

The following description of The Hanover Insurance Group Retirement Savings Plan (the “Plan”) is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the plan administrator.

General

The Plan is a qualified defined contribution plan for eligible employees of The Hanover Insurance Company (“Hanover Insurance”, the “Company” or the “Sponsor”). Hanover Insurance is a wholly-owned subsidiary of The Hanover Insurance Group, Inc. (“THG”).

Recordkeeping services for the Plan are provided by Fidelity Investments Institutional Operations Company, Inc. and trustee services of the Plan are provided by Fidelity Management Trust Company. The plan administrator is the Benefits Committee of Hanover Insurance (the “Plan Administrator”). The Plan is subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Active employees are eligible for participation in the Plan on the first day of employment with The Hanover Insurance Company, as defined by the plan document.

Participant accounts

In accordance with the Internal Revenue Service (“IRS”) limits, active participants are eligible to make 401(k) deferral contributions through the use of a salary reduction plan up to a maximum of $16,500 for 2010 and 2009.

As a result of the Tax Relief Reconciliation Act of 2001, a “Catch-up Contribution” provision was established to allow employees, who reach at least 50 years of age during the year, to accelerate the amount they defer up to a maximum of $22,000 for 2010 and 2009. In 2010, 246 employees accelerated their deferrals, which amounted to $950,296 in additional contributions. During 2009, 216 employees accelerated their deferrals resulting in additional contributions of $817,655.

Hanover Insurance provides for an automatic enrollment feature into the Plan for all new employees. If a new employee has not made a deferral election within 30 days of hire, they will be automatically enrolled in the Plan. Upon automatic enrollment, the deferral rate will default to 3% and the deferral will be invested in the Fidelity Freedom Index Fund with the target date closest to the date the participant would turn age 65 (a qualified default investment). After deferring the 3% for the first two applicable plan years, if the participant has not made any changes to this automatic deferral, the deferral rate will increase 1% per year until reaching a 6% deferral rate. The participant has the option to adjust the automatic deferral rate and the investment allocation at any time.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements (continued)

NOTE 1 - Description of plan (continued)

As directed by participant election, contributions can be invested in registered investment companies, a common collective trust, and until November 2009, the THG Stock Fund. All investment income is reinvested in the same investment vehicle as the investment election and is credited to the respective participant account. Certain registered investment companies assess fees on participant accounts based upon the value of shares sold should the participant engage in the sale of shares during a pre-determined time period. These fees currently range between 1% and 2% of the value of shares sold.

Effective November 2, 2009, the Plan was amended to prohibit new money from both employee and employer contributions to be invested in the THG Stock Fund. The amendment further provides that as of December 30, 2011, the THG Stock Fund will no longer be offered as a permitted investment option under the Plan and will be liquidated pursuant to further direction from the Plan Administrator.

Employer contributions

The Plan has an employer matching provision. Participants are immediately eligible to receive this employer matching contribution upon hire. Effective January 1, 2009, the Company matches a participant’s deferral at a rate of 100% up to the first 6% of eligible compensation in each pay period. The employer’s matching contribution is allocated to the same investment vehicles as the employee contributions. This contribution was $15,781,481 in 2010 and $14,643,912 in 2009. In addition, the Board of Directors had the ability to require that all matching contributions be made to The Hanover Insurance Group Company Stock Fund (“THG Stock Fund”) prior to November 2009. At that time, the Plan was amended to prohibit new contributions, employer or employee, from being invested in the THG Stock Fund.

The Plan also includes a “true-up” provision, wherein it will provide for an annual contribution equal to the difference in the total employer matching contributions made and the total employer matching contribution allowed in accordance with the Plan. Through this process, participants may receive the maximum annual Company match on their deferral, regardless of adjustments to their deferrals throughout the year.

In 2010 and 2009, the true-up provision was provided to all applicable participants who made employee contributions to the Plan during the year. For 2010 and 2009, the employer true-up matching contributions were $700,000 and $801,530, respectively. These contributions were funded to the Plan during the first quarter of 2011 and 2010, respectively.

The Plan permits non-elective employer contributions whereby the Company may provide an award equal to an amount determined annually by the Board of Directors. This award is provided to individuals employed by the Company on the last day of the year. As voted on by the Board, in February 2010, the Plan was amended to allow for a non-elective employer contribution of $500 for each participant who (i) was an employee on December 31, 2009, (ii) was continuously employed by the Company from December 31, 2009 through March 10, 2010, and (iii) earned eligible compensation during the

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements (continued)

NOTE 1 - Description of plan (continued)

2009 plan year, regardless of whether or not such employee elected to defer. This amendment applies to the 2010 plan year only. In accordance with this amendment, the Company made a non-elective contribution of $2,018,000 during the first quarter of 2010. No such award was made for plan year 2009.

All employer awards are allocated in accordance with investment elections made by the participant and are subject to the vesting provisions provided for in the Plan document (see “Distributions and vesting provisions”).

Participant loans

Loans made to active participants are secured by the vested portion of the participant’s account up to the limit as defined in the Plan document. Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. The interest rate currently used is based upon the Prime Rate plus 1% at the inception of the loan. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. Participants are charged a $75 loan initiation fee by the recordkeeper. Interest income on participant loans totaled $532,624 and $568,027 in 2010 and 2009, respectively.

Distributions and vesting provisions

A participant’s deferral, rollover, after-tax voluntary contribution, and catch-up contribution are immediately vested. In addition, all previous employer profit sharing contributions are fully vested.

Employees become 50% vested in all employer contributions after one year of service, and 100% vested at two years of service. The vested balances were $476,910,331 and $419,231,141 at December 31, 2010 and 2009, respectively.

Vested account balances are generally payable in the event of retirement, death, or separation from service (including disability) as defined in the Plan document. Distributions to participants are payable either through a lump sum payment or through partial payments, as elected by the participant or beneficiary. If a lump sum distribution is elected, the participant has the option of taking his or her balance from the Hanover Insurance Group Company Stock Fund in THG Stock.

Withdrawals from participant accounts are subject to certain limitations and requirements specified in the Plan document.

Forfeitures

Forfeitures of employer contributions are used to offset future employer matching contributions. Forfeitures of employer contributions related to nonvested terminated participants in the amount of $164,563 and $105,372 were transferred to the Fidelity Retirement Money Market Fund in 2010 and 2009, respectively. Forfeitures used to offset employer contributions were $50,504 and $387,454 in 2010 and 2009, respectively. Unallocated forfeiture balances as of December 31, 2010 and 2009 were $214,493 and $93,190, respectively.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements (continued)

NOTE 2 - Significant accounting policies

Significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting guidance

Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles (“ASC 105”) reorganized by topic existing accounting and reporting guidance issued by the Financial Accounting Standards Board (“FASB”) into a single source of authoritative generally accepted accounting principles (“GAAP”) to be applied by nongovernmental entities. All guidance contained in the ASC carries an equal level of authority. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Accordingly, all other accounting literature will be deemed “non-authoritative”. ASC 105 is effective on a prospective basis for financial statements issued for interim and annual periods ending after September 15, 2009. The Plan has implemented the guidance included in ASC 105 as of December 31, 2009. The implementation of this guidance changed the Plan’s references to GAAP authoritative guidance but did not impact the Plan’s net assets available for benefits or changes in net assets available for benefits.

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) includes guidance that was issued by the FASB which is to be considered when determining whether or not a transaction is orderly and clarifies the valuation of securities in markets that are not active. This guidance includes information related to a company’s use of judgment, in addition to market information, in certain circumstances to value assets which have inactive markets. This fair value guidance in ASC 820 was effective for interim and annual reporting periods ending after June 15, 2009. The effect of implementing this guidance did not have an impact on the net assets available for benefits or changes in the net assets available for benefits.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements (continued)

NOTE 2 - Significant accounting policies (continued)

In 2009, the FASB issued ASC Update No. 2009-05, Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value and ASC Update No. 2009-12 (Topic 820): Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). These updates were effective for the plan year ending after December 15, 2009. The Plan currently does not hold any liabilities. Of the assets held by the Plan at December 31, 2010 and 2009, the only asset subject to ASC Update No. 2009-12 was an investment in a common collective trust, the fair value of which was determined and classified in accordance with ASC Update No. 2009-12. Therefore, these updates did not have an impact on the net assets available for benefits or changes in the net assets available for benefits.

In January 2010, the FASB issued ASC Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This update requires new disclosures and clarified existing disclosures for fair value measurements. The guidance requires that transfers in and out of Levels 1 and 2 be disclosed separately, including a description of the reasons for such transfers. Additionally, the reconciliation of fair value measurements of Level 3 assets should separately disclose information about purchases, sales, issuance and settlements in a gross, rather than net disclosure presentation. The guidance further clarifies that fair value disclosures should be separately presented for each class of assets and liabilities and disclosures should be provided for valuation techniques and inputs for both recurring and non-recurring fair value measurements related to Level 2 and Level 3 categories. The new disclosures and clarifications of existing disclosures were effective for plan year 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for plan year 2011. The implementation of this guidance did not impact the Plan’s disclosures about fair value measurements.

Recently issued accounting guidance

In September 2010, the FASB issued ASC Update No. 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. This update was effective for plan year 2010, and should be applied retrospectively to all periods presented. ASC Update No. 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan’s financial statements and related notes to the financial statements have been updated to reflect this new guidance.

Valuation of investments and income recognition

Investments in registered investment companies and the THG Stock Fund are carried at fair value. The investment in the common collective trust is reflected at fair value with an adjustment from this fair value to contract value in a separate line item in the Statements of Net Assets Available for Benefits. Fair value is measured in accordance with ASC 820. See Note 3 – Fair Value Measurements for further detail.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements (continued)

NOTE 2 - Significant accounting policies (continued)

Purchases and sales of securities are accounted for as of the trade date. Dividends are recorded on the ex-dividend date and interest income is recorded on an accrual basis.

Net appreciation (depreciation) on the fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation) of the investments.

Notes receivable from participants

Participant loans are valued at their unpaid principal balances plus any accrued but unpaid interest.

Administrative expenses and other fees

Expenses related to the management of investments are reflected in the value of each investment vehicle in 2010 and 2009. All other fees incurred in 2010 and 2009 in the administration of the Plan were paid by the Sponsor.

Payment of benefits

Benefits are recorded when paid.

NOTE 3 - Fair Value Measurements

The Company follows the guidance in ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability, i.e., exit price, in an orderly transaction between market participants and also establishes a hierarchy for determining fair value. This hierarchy emphasizes the use of observable market data where available. Three broad levels defined by the fair value hierarchy are as follows, with the highest priority given to Level 1 as these are the most reliable, and the lowest priority given to Level 3:

Level 1 -	Quoted prices in active markets for identical assets.

Level 2 -	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data, including model-derived valuations.

Level 3 -	Unobservable inputs that are supported by little or no market activity.

Where more than one level of input is used to determine the fair value, the investment is classified as Level 1, 2 or 3 according to the lowest level input that has a significant impact on the fair value measurement.

There have been no changes in the valuation techniques used during the current period.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements (continued)

NOTE 3 - Fair Value Measurements (continued)

The valuation methodologies used to measure plan investments at fair value, and the level in the fair value hierarchy in which these investments are generally classified are as follows:

Registered Investment Companies

Registered investment companies include publicly traded securities that are valued at quoted market prices. These securities are designated as Level 1 investments as they are highly liquid and have quoted market prices available.

Common Collective Trust

The Fidelity Managed Income Portfolio II Fund - Class 2 is classified as Level 2. This investment is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is priced daily. This pool primarily invests in short or long-term contracts issued by insurance companies (“GICs”), investment contracts issued by commercial banks (“BICs”), synthetic investment contracts, fixed income securities, and money market mutual funds. The portfolio seeks to maintain a stable $1 unit price. Redemptions of these investments are not subject to restriction.

Investments in GICs, BICs and synthetic investment contracts are carried at fair value. Additionally, an adjustment to contract value is presented in accordance with guidance as this investment is fully benefit-responsive. Fixed income securities for which quotations are readily available are valued at their most recent bid price. For those securities for which quotations are not readily available, the security is valued based upon a method that the Trustee of the portfolio deems to be reflective of fair value. Investments in money market funds are valued at the net asset value each day. Inputs of this commingled pool are generally observable, but are based on other than quoted prices.

THG Stock Fund

Securities include publicly traded common stock of THG valued at quoted prices available on the New York Stock Exchange as well as cash and cash equivalents. The cash and cash equivalents are short-term investments that are priced daily and the carrying amount approximates fair value. The NAV of the fund is determined by dividing the net assets by the number of units in the fund that are outstanding. Because the underlying assets of the fund are actively traded on a quoted market, it is designated a Level 1.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements (continued)

NOTE 3 - Fair Value Measurements (continued)

The following tables present for each hierarchy level, the Plan’s assets that are measured at fair value at December 31, 2010 and 2009, respectively:

	Fair Value at December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
US equity funds	$190,757,829	$—	$—	$190,757,829
Asset allocation funds	73,259,508	—	—	73,259,508
Bond funds	62,648,840	—	—	62,648,840
Money market funds	38,053,113	—	—	38,053,113
International equity funds	25,831,140	—	—	25,831,140

Total Registered Investment Companies	390,550,430	—	—	390,550,430

Common Collective Trust	—	72,726,201	—	72,726,201

THG Stock Fund:
Common stock	15,706,812	—	—	15,706,812
Cash equivalents	654,610	—	—	654,610

Total THG Stock Fund	16,361,422	—	—	16,361,422

Total Investments	$406,911,852	$72,726,201	$—	$479,638,053

	Fair Value at December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
US equity funds	$156,832,398	$—	$—	$156,832,398
Bond funds	54,706,471	—	—	54,706,471
Asset allocation funds	51,188,146	—	—	51,188,146
Money market funds	40,142,815	—	—	40,142,815
International equity funds	22,640,229	—	—	22,640,229

Total Registered Investment Companies	325,510,059	—	—	325,510,059

Common Collective Trust	—	74,573,162	—	74,573,162

THG Stock Fund:
Common stock	19,033,723	—	—	19,033,723
Cash equivalents	673,337	—	—	673,337

Total THG Stock Fund	19,707,060	—	—	19,707,060

Total Investments	$345,217,119	$74,573,162	$—	$419,790,281

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements (continued)

NOTE 4 - Benefit-responsive investment contracts with financial institutions

The Fidelity Managed Income Portfolio II – Class 2 (“stable value fund”) included in the investment holdings of the Plan is a stable value investment contract (“investment contract”), whereby the Plan invests in and retains ownership of a pool of fixed income securities. The pool of securities includes synthetic investment contracts (“wrap contracts”) whereby the issuers insure that participant-initiated withdrawals from the stable value fund will be paid at contract value, irrespective of the performance of the underlying assets of the stable value fund. Contract value is equal to the sum of invested principal plus all accrued interest credited to participants, less participant withdrawals made under the investment contract. The investment contract provides a crediting interest rate not less than zero. There is no immediate recognition of gains and losses on the pool of securities. Instead, the gains or losses are recognized over time by adjusting the interest rate credited to the stable value fund under the wrap contracts.

The crediting rate, and hence a portfolio’s return, may be affected by many factors, including current yield of the assets in the stable value fund, duration of the assets included in the stable value fund’s portfolio, and existing difference between the market value and the contract value of the assets in the stable value fund.

Events limiting ability to receive contract value

Under the wrap contracts, certain Plan Sponsor events limit the ability of the Plan to transact at contract value with the issuer. These events include: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code; (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (3) any substantive modification of the portfolio or the administration of the portfolio that is not consented to by the issuer of the wrap contract; (4) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the portfolio’s cash flow; (5) any communication given to unit holders by the Plan Sponsor, any other plan fiduciary or FMTC that is designed to induce or influence unit holders not to invest in, or to transfer assets out of, the stable value fund, and (6) any transfer of assets from the portfolio directly to a competing investment option. The Company currently does not believe that the occurrence of any events, such as those described above, which would limit the Plan’s ability to transact at contract value with participants, are probable.

Contract Termination

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the underlying investment portfolio held by the stable value fund is below its contract value at the time of such termination, FMTC may elect to keep the wrap contract in place until such time as the market value is equal to its contract value, normally over the duration of the underlying investment portfolio measured at notification date.

A wrap issuer may also terminate a wrap contract if FMTC’s investment management authority over the underlying investment portfolio is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the underlying investment portfolio is below contract value at the time of such a termination, the terminating wrap issuer would not be required to make a payment to the stable value fund.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements (continued)

NOTE 4 - Benefit-responsive investment contracts with financial institutions (continued)

Average Yield

The average yields of the stable value fund for the Plan years ended are as follows:

	2010	2009
Average yields:
Based on actual earnings	2.25%	2.74%
Based on interest rate credited to participants	1.82%	1.53%

NOTE 5 - Party-in-interest transactions

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company or its affiliates, the trustee, as defined by the Plan (see Note 1 – Description of Plan) and, therefore, transactions with these investments, such as purchases and sales, qualify as party-in-interest transactions. In addition, participant loans also qualify as party-in-interest transactions.

The Plan invests in the THG Stock Fund which holds THG stock. This is the common stock of the Sponsor’s parent company, therefore, purchases and sales of THG stock are party-in-interest transactions. Dividend income in 2010 and 2009 includes $388,375 and $327,578, respectively, of dividends related to the common stock of The Hanover Insurance Group, Inc.

NOTE 6 - Tax status

The Internal Revenue Service (“IRS”) has determined and informed the Sponsor by a letter dated February 21, 2002, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan has been amended since the date of the IRS letter. In addition, during the plan year ended December 31, 2009, the Plan Sponsor discovered that as a result of an administrative error, the terms of the Plan document were not followed with respect to non-hardship, in-service withdrawals that occurred between November 2008 and October 2009. In certain cases, employees were allowed to withdraw funds from their accounts without meeting appropriate qualifications. This error affected 277 employees and a total of $3,167,331 in withdrawals. The Plan Sponsor has taken action to prevent such administrative errors from occurring in the future and filed an application in 2010 with the IRS under the Voluntary Compliance Program (“VCP”) to correct this situation. In addition, the Plan Sponsor included other operational items in the VCP that were deemed to be immaterial to the Plan. The Plan Administrator expects that the final outcome of the VCP process will not have any material effect on the Plan’s financial statements and believes that the Plan continues to be designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. The Plan Administrator evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements (continued)

NOTE 6 - Tax status (continued)

statements. Therefore, no provision or liability for income tax is required. The Plan is no longer subject to federal income tax examinations for years prior to 2005. In addition, the Plan is generally not subject to state income tax examinations for years prior to 2002.

NOTE 7 - Plan termination

Although the Sponsor has not expressed any intent to terminate the Plan or discontinue contributions, it may do so at any time. Should the Plan terminate or discontinue contributions, the Plan provides that each participant’s interest in the Plan’s assets as of the termination date shall become 100% vested and non-forfeitable and payable to the participant.

NOTE 8 - Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2010 and 2009, respectively:

	2010	2009
Net assets available for benefits per the financial statements	$490,805,472	$430,783,903
Deemed distributions not reported on the financial statements	(142,761)	(120,282)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	718,122	(936,944)

Net assets available for benefits per the Form 5500	$491,380,833	$429,726,677

The following table presents a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500 at December 31, 2010:

Net increase in net assets available for benefits per the financial statements	$60,021,569
Deemed distributions not reported on the financial statements	(22,479)
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,655,066

Net increase in assets available for benefits per the Form 5500	$61,654,156

NOTE 9 - Subsequent events

The Company has evaluated events and transactions subsequent to December 31, 2010 and there were no subsequent events requiring adjustments to the financial statements or additional disclosures required in the notes to the financial statements.

The Hanover Insurance Group Retirement Savings Plan

Plan EIN: 13-5129825 Plan Number: 002

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

At December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(e) Current Value
	PIMCO Total Return Fund – Institutional Class	Registered Investment Company	5,211,215 shares	$56,541,684
	MFS Value Fund – Class R4	Registered Investment Company	1,875,303 shares	42,775,665
*	Spartan U.S. Equity Index Fund – Investor Class	Registered Investment Company	895,538 shares	39,833,526
*	Fidelity Retirement Money Market Portfolio	Registered Investment Company	36,466,824 shares	36,466,824
	Artisan Mid-Cap Fund - Investor Class	Registered Investment Company	988,485 shares	33,242,740
*	Fidelity Freedom Index 2020 Fund – Class K	Registered Investment Company	2,200,687 shares	25,527,975
*	Fidelity Low-Priced Stock Fund – Class K	Registered Investment Company	652,836 shares	25,042,783
	American Funds Growth Fund Of America – Class R5	Registered Investment Company	822,420 shares	24,993,339
*	Fidelity Diversified International Fund – Class K	Registered Investment Company	729,691 shares	21,978,303
*	Fidelity Freedom Index 2030 Fund – Class K	Registered Investment Company	1,541,007 shares	18,291,751
*	Fidelity Small-Cap Stock Fund	Registered Investment Company	875,617 shares	17,162,102
*	Fidelity Freedom Index 2040 Fund – Class K	Registered Investment Company	911,174 shares	10,970,529
*	Fidelity Freedom Index 2010 Fund – Class K	Registered Investment Company	721,719 shares	8,162,637
	Vanguard Total Bond Market Index Fund – Signal	Registered Investment Company	576,147 shares	6,107,156
	Vanguard Mid-Cap Index Fund – Signal	Registered Investment Company	160,360 shares	4,664,882
*	Spartan International Index Fund - Investor Class	Registered Investment Company	109,549 shares	3,852,838
*	Fidelity Freedom Index 2050 Fund – Class K	Registered Investment Company	283,566 shares	3,445,321
	Vanguard Small-Cap Index Fund – Signal	Registered Investment Company	97,121 shares	3,042,790
*	Fidelity Freedom Index Income Fund – Class K	Registered Investment Company	232,611 shares	2,465,679
*	Fidelity US Treasury Money Market Fund	Registered Investment Company	1,586,289 shares	1,586,289
*	Fidelity Freedom Index 2000 Fund – Class K	Registered Investment Company	113,884 shares	1,211,725
*	Fidelity Freedom Index 2015 Fund – Class K	Registered Investment Company	95,023 shares	1,080,407
*	Fidelity Freedom Index 2025 Fund – Class K	Registered Investment Company	85,055 shares	1,001,098
*	Fidelity Freedom Index 2035 Fund – Class K	Registered Investment Company	50,827 shares	610,432
*	Fidelity Freedom Index 2045 Fund – Class K	Registered Investment Company	35,016 shares	422,648
*	Fidelity Freedom Index 2005 Fund – Class K	Registered Investment Company	6,216 shares	69,307
*	Fidelity Managed Income Portfolio II – Class 2	Common Collective Trust	72,008,079 shares	72,726,201
*	The Hanover Insurance Group Company Stock Fund	THG Common Stock	307,546 units	15,706,812
		Cash and Cash Equivalents		654,610

	Total investments			479,638,053
*	Notes receivable from participants	4.25% to 9.25% notes, maturing through December 7, 2020		11,042,780

	Total			$490,680,833

*	Represents party-in-interest
(d)	Cost – not required for participant directed transactions

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HANOVER INSURANCE GROUP
RETIREMENT SAVINGS PLAN
(Name of Plan)

/s/ Lorna D. Stearns
Benefits Committee by Lorna D. Stearns
June 27, 2011

Exhibit Index

Exhibit 23.1	Consent of Current Independent Registered Public Accounting Firm.

Exhibit 23.2	Consent of Predecessor Independent Registered Public Accounting Firm.